

November 4, 2013

<u>Via E-mail</u>
Mariano Bosch
Chief Executive Officer
Adecoagro S.A.
Société anonyme
13-15 Avenue de la Liberté
L-1931 Luxembourg
R.C.S. Luxenbourg B 153 681

     Re: Adecoagro S.A.
             Amendment No. 1 to Registration Statement on Form F-3
             Filed October 23, 2013
             File No. 333-191325

Dear Mr. Bosch:

We have reviewed your responses to the comments in our letter dated October 17, 2013 and have the following additional comments.

<u>Exhibit 5.1</u>

1. Please refer to the fourth numbered paragraph and the language "we have assumed that all copies of documents that we have reviewed conform to the originals, that all originals are genuine, accurate, complete and up to date." Please have counsel delete the phrase "up to date" as it is inappropriate to assume material facts underlying counsel's opinion or facts that are readily ascertainable.

2. We note your response to our prior comment 3 and reissue. Please refer to the ninth numbered paragraph and the language "and the Luxembourg courts shall have exclusive jurisdiction thereon." Please have counsel delete this inappropriate jurisdictional limitation or, alternatively, provide us with the legal basis under U.S. federal securities laws for the inclusion of this language. In this regard, please refer to the jurisdictional provisions of the U.S. federal securities laws and any applicable case law that supports the inclusion of this language. Additionally, please also have counsel explain to us why this language does not explicitly or implicitly limit and condition reliance by purchasers in the offering.

       Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       Frank Vivero, Esq.
       Haynes and Boone, LLP